Mercedes-Benz Auto Receivables Trust 2011-1

Investor Report

Collection Period Ended   31-Mar-2014

Amounts in USD

Dates

Collection Period No.	33			
Collection Period (from... to)	1-Mar-2014	31-Mar-2014		
Determination Date	11-Apr-2014			
Record Date	14-Apr-2014			
Distribution Date	15-Apr-2014			
Interest Period of the Class A-1 and A-2 Notes (from... to)	17-Mar-2014	15-Apr-2014	Actual/360 Days	29
Interest Period of the Class A-3 and A-4 Notes (from... to)	15-Mar-2014	15-Apr-2014	30/360 Days	30
1-m Libor	0.155000%			

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	495,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	469,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	451,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	132,500,000.00	128,560,574.58	108,925,582.56	19,634,992.02	148.188619	0.822080
Total Note Balance	**1,547,500,000.00**	**128,560,574.58**	**108,925,582.56**	**19,634,992.02**		

Overcollateralization	90,968,899.86	108,958,181.84	108,958,181.84	
Adjusted Pool Balance	1,638,468,899.86	237,518,756.42	217,883,764.40	
Yield Supplement Overcollateralization Amount	53,171,320.50	7,022,106.60	6,432,601.43	
Pool Balance	**1,691,640,220.36**	**244,540,863.02**	**224,316,365.83**	

	Amount	Percentage
Initial Overcollateralization Amount	90,968,899.86	5.55%
Target Overcollateralization Amount	108,958,181.84	6.65%
Current Overcollateralization Amount	108,958,181.84	6.65%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.216670%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.265000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.850000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.220000%	130,703.25	0.986440	19,765,695.27	149.175059
Total		**$130,703.25**		**$19,765,695.27**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	20,072,962.27	(1) Total Servicing Fee	203,784.05
Interest Collections	702,261.72	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	420.22	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	188,494.37	(3) Interest Distributable Amount Class A Notes	130,703.25
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	0.00	(6) Regular Principal Distributable Amount	19,634,992.02
Available Collections	20,964,138.58	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**20,964,138.58**	(9) Excess Collections to Certificateholders	994,659.26
		Total Distribution	**20,964,138.58**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	203,784.05	203,784.05	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	130,703.25	130,703.25	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	130,703.25	130,703.25	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	130,703.25	130,703.25	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	19,634,992.02	19,634,992.02	0.00
Aggregate Principal Distributable Amount	19,634,992.02	19,634,992.02	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,096,172.25
Reserve Fund Amount - Beginning Balance	4,096,172.25
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	0.00
minus Net Investment Earnings	0.00
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,096,172.25
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	0.00
Net Investment Earnings on the Collection Account	0.00
Investment Earnings for the Collection Period	0.00

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,691,640,220.36	62,088
Pool Balance beginning of Collection Period	244.540.863.02	22.170
Principal Collections	13,381,232.11	
Principal Collections attributable to Full Pay-offs	6,691,730.16	
Principal Purchase Amounts	0.00	
Principal Gross Losses	151,534.92	
Pool Balance end of Collection Period	224,316,365.83	20,962
Pool Factor	13.26%	

	As of Cutoff Date	Current
Weighted Average APR	3.62%	3.61%
Weighted Average Number of Remaining Payments	45.89	21.47
Weighted Average Seasoning (months)	13.28	43.56

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	221,646,816.31	20,769	98.81%
31-60 Days Delinquent	2,057,211.72	153	0.92%
61-90 Days Delinquent	388,576.19	26	0.17%
91-120 Days Delinquent	223,761.61	14	0.10%
Total	224,316,365.83	20,962	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses	Current
Principal Gross Losses	151,534.92
Principal Net Liquidation Proceeds	175.37
Principal Recoveries	186,513.83
Principal Net Losses	-35,154.28
Cumulative Principal Net Losses	3,591,632.84
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.212%